UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 11-K

(Mark One)
[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended December 31, 1998

                                     OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

                For the transition period from            to
                                               ----------   ----------
                      Commission file number 001-12929

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

 COMMSCOPE, INC. OF NORTH CAROLINA EMPLOYEES PROFIT SHARING AND SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              COMMSCOPE, INC.
                              ---------------
           (Exact name of registrant as specified in its charter)

                DELAWARE                          36-4135495
     (State or other jurisdiction of          (I.R.S. Employer
     incorporation or organization)           Identification No.)

         1375 LENOIR RHYNE BOULEVARD, HICKORY, NORTH CAROLINA 28601
                  (Address of principal executive offices)
                                 (Zip Code)

                               (828) 324-2200
            (Registrant's telephone number, including area code)

COMMSCOPE, INC. OF NORTH
CAROLINA EMPLOYEES PROFIT SHARING
AND SAVINGS PLAN

Financial Statements for the Years Ended
December 31, 1998 and 1997, Supplemental
Schedules for the Year Ended December 31, 1998 and Independent Auditors' Report

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES PROFIT SHARING AND SAVINGS PLAN


TABLE OF CONTENTS
---------------------------------------------------------------------------


                                                                        PAGE

INDEPENDENT AUDITORS' REPORT                                              1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998 and 1997
  AND FOR THE YEARS THEN ENDED:
  Statements of Net Assets Available for Benefits                         2
  Statements of Changes in Net Assets Available for Benefits              3
  Notes to Financial Statements                                         4-10

SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1998 AND
  FOR THE YEAR THEN ENDED:
  Item 27a - Schedule of Assets Held for Investment Purposes             11
  Item 27d - Schedule of Reportable Transactions (5%)                    12



NOTE: Other supplemental schedules as required by Section
      103(c)(5) of the Employee Retirement Income Security
      Act of 1974 are omitted because no events requiring such supplemental schedules to be filed occurred during the year ended December 31, 1998.

INDEPENDENT AUDITORS' REPORT


To the Participants and Administrator
  of the CommScope, Inc. of North Carolina
  Employees Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the CommScope, Inc. of North Carolina Employees Profit Sharing and Savings Plan (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1998 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
-------------------------
Deloitte & Touche LLP

Hickory, North Carolina
June 9, 1999

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES PROFIT SHARING AND SAVINGS PLAN


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------------

ASSETS                                                    1998            1997

INVESTMENTS, AT FAIR VALUE (Notes 1,2,6,7 and 8)
 Mutual funds                                          $74,945,279     $62,969,157
 Common trust fund                                       4,384,840       3,293,374
 Company stock funds                                    12,570,354       8,327,968
 Loans to participants                                   6,214,530       5,200,234
                                                       -----------     -----------

     Total investments                                  98,115,003      79,790,733
                                                       -----------     -----------
RECEIVABLES:
 Employer's contribution                                     9,187          13,050
 Participants' contributions                                26,880          37,047
                                                       -----------     -----------

     Total receivables                                      36,067          50,097


NET ASSETS AVAILABLE FOR BENEFITS                      $98,151,070     $79,840,830
                                                       ===========     ===========
See notes to financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES PROFIT SHARING AND SAVINGS PLAN


STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
----------------------------------------------------------------------------------------


                                                                    1998           1997

ADDITIONS:
 Investment income (Note 8):
  Net appreciation in fair value of investments (Note 7)         $10,291,667    $ 7,450,479
  Dividends                                                        4,254,529      3,191,607
  Interest on loans to participants                                  511,085        407,315
  Interest on investments                                            214,817        174,581
                                                                 -----------    -----------
    Total investment income                                       15,272,098     11,223,982
 Contributions (Notes 1 and 8):
  Employer's                                                       5,433,319      7,007,901
  Participants'                                                    4,220,987      4,160,515
  Transfers from other plans (Notes 2 and 3)                         238,113        459,563
                                                                 -----------    -----------
    Total contributions                                            9,892,419     11,627,979
                                                                 -----------    -----------

    Total additions                                               25,164,517     22,851,961

DEDUCTIONS - Benefits paid to participants (Note 8)                6,854,277      2,942,063
                                                                 -----------    -----------

NET INCREASE                                                      18,310,240     19,909,898

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                79,840,830     59,930,932
                                                                 -----------    -----------

 End of year                                                     $98,151,070    $79,840,830
                                                                 ===========    ===========

See notes to financial statements.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES PROFIT SHARING AND SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following brief description of the CommScope, Inc. of North Carolina Employees Profit Sharing and Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL - The Plan is a defined contribution plan covering all employees of CommScope, Inc. ("CommScope" or the "Company"), who have completed one hour of service with the Company (defined as the first day of the calendar month following the completion of one hour of service) for the salary deferral savings portion of the Plan and employees who have completed 1,000 hours of service with the Company (defined as the first day of the fiscal year following the completion of 1,000 hours of service) for the employer discretionary profit sharing portion of the Plan. The Plan was formed June 1, 1992 when the CommScope, Inc. Employee Stock Plan was terminated and plan assets and liabilities were combined with those of the CommScope, Inc. Employee Savings Plan to form the CommScope, Inc. of North Carolina Employees Profit Sharing and Savings Plan. The combination of the two plans had no effect on the individual participant account balances or total assets. For those participants who were enrolled in both plans, their account balances were consolidated. The predecessor Employee Savings Plan became effective November 28, 1988 and was designed to comply with the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and Sections 401(a) and 401(k) of the Internal Revenue Code as amended by the Tax Reform Act of 1986.

     The Plan was amended effective July 28, 1997 to change its name from CommScope, Inc. Employees Profit Sharing and Savings Plan to
     CommScope, Inc. of North Carolina Employees Profit Sharing and Savings
     Plan.

     The Plan was amended effective January 1, 1995 to allow a participant to elect a cash option distribution for a portion of the employer discretionary profit sharing portion of the Plan. Under this amendment, a participant may elect to receive up to 30% of his employer discretionary profit sharing contribution in cash. If this election is not made, a cash option account is established and maintained for each participant to which is credited the cash option distribution and earnings thereon. The remaining 70% of the employer discretionary profit sharing contribution is allocated to participant accounts based on their salary deferral savings investment elections. In addition, vested participants who are eligible for distributions may elect to defer their distribution and continue investment in the Plan. During 1998, the discretionary profit sharing contribution consisted of $378,454 in deferred cash options and $3,813,579 for the remaining 70% of contributions. During 1997, the discretionary profit sharing contribution consisted of $527,665 in deferred cash options and $4,902,766 for the remaining 70% of contributions. The Plan allows participants who attain age 70-1/2 the election to have life expectancies recalculated.

     PARTICIPANT ACCOUNTS - Each participant's account reflects the participant's contributions and withdrawals, as applicable, and allocations of (a) the Company's contributions, (b) plan earnings and
     (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     CONTRIBUTIONS - Participants may elect to contribute any whole percentage up to 10% of their compensation on a tax deferred basis. For each plan year, the Company may make a matching contribution equal to 50% of the first 4% of compensation that is contributed by each participant through salary reduction contributions. The Company may increase its matching contribution for any plan year in a consistent and non-discriminatory manner. In addition, for each plan year, the Company may make a discretionary cash contribution to the Plan in such amount as the Board of Directors will determine.

     VESTING - Participants are immediately vested in their contributions, cash option distributions and related earnings. Participants become fully vested in the Company's discretionary profit sharing contributions and related earnings after the completion of five years of continuous employment with the Company, involuntary termination, age 65, permanent disability, at death or at the liquidation or dissolution of the Company. If a participant terminates his employment with the Company for reasons other than normal retirement, permanent disability or death, his "vested interest" in the Company's discretionary contribution will be determined by a savings plan committee. If a participant terminates employment before he has a vested interest in his account, the amount of the Company's discretionary contribution which is not fully vested is forfeited by the participant and is used to reduce future matching and discretionary Company contributions.

     LOANS TO PARTICIPANTS - Participants can obtain loans for up to the lesser of $50,000 or 50% of their vested account balance. The interest rate charged on these loans is prime rate plus one percent. The participant is required to repay the loan in monthly installments and can elect a one to five year repayment plan (fifteen years for the purchase of a primary residence).

     INVESTMENT OPTIONS - Upon enrollment in the Plan, a participant may direct his or her contributions, in increments of 10%, to any of nine fund options. Participants may change or transfer their investment options quarterly. Descriptions of the investment criteria for the nine fund options at December 31, 1998 are as follows:

     Vanguard Wellington Fund - Seeks to provide income and long-term growth of capital, without undue risk to capital, by investing about 65% of its assets in stocks and the remaining 35% in bonds.

     Vanguard Money Market Reserves ("VMMR")-Federal Portfolio - Seeks to provide high income and a stable share price of $1 by investing in short-term securities that are backed by the full faith and credit of the U.S. government or by an agency of the government.

     Vanguard Fixed Income Fund ("VFIF")-GNMA Portfolio - Seeks to provide a high and sustainable level of interest income by investing in a broad range of mortgage-backed securities issued by the Government National Mortgage Association (GNMA), an agency of the U.S.
     government.

     Vanguard Index Trust - 500 Portfolio ("Vanguard Index-500 Portfolio")
     - Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock performance.

     Vanguard STAR Portfolio - Seeks to provide long-term growth of capital and income by investing in nine Vanguard funds: six stock funds, two bond funds, and one money market fund. The portfolio invests about 62.5% of its assets in stock funds, 25% in bond funds, and 12.5% in a money market fund.

     Vanguard U.S. Growth Portfolio - Seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth.

     Vanguard International Growth Portfolio - Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     Vanguard Retirement Savings Trust - Seeks stability of principal and a high level of current income consistent with a two- to three-year average maturity. The trust is a tax exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share.

     CommScope, Inc. Stock Fund ("CommScope Stock Fund") - Seeks to provide long-term growth of capital through increases in the value of the stock of CommScope and reinvestment of its dividends.

     The Company matching contributions are non-participant directed in that they are automatically contributed into the CommScope Stock Fund. The Company discretionary profit sharing contributions, including cash option distributions, are allocated to any of the nine participant fund options described above as directed by the participant.

     Two additional funds hold participant investments under the Plan at December 31, 1998. As described more fully in Note 3, no additional participant or employer contributions may be directed to these funds:

     General Instrument Corporation Stock Fund ("General Instrument Stock Fund") - Seeks to provide long-term growth of capital through increases in the value of the stock of General Instrument Corporation and reinvestment of its dividends. As described more fully in Note 3, General Instrument changed its corporate structure in July 1997. Accordingly, activities related to investments in the stock of the former General Instrument Corporation through July 28, 1997 (including investments as of December 31, 1998) are denoted by the caption "GI Stock Fund".

     General Semiconductor, Inc. Stock Fund ("General Semiconductor Stock Fund") - Seeks to provide long-term growth of capital through increases in the value of the stock of General Semiconductor, Inc. ("General Semiconductor") and reinvestment of its dividends.

     Collectively, the CommScope Stock Fund, General Instrument Stock Fund, General Semiconductor Stock Fund and GI Stock Fund are referred to as the "Company Stock Funds".

     PAYMENT OF BENEFITS - Withdrawals from a participant's account are permitted upon termination, death, disability or financial hardship, as defined by the Plan. Distributions are paid in a single sum in cash or in cash plus that number of whole shares allocated to the participant's accounts in the CommScope common stock fund.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The accompanying financial statements have been prepared using the accrual method of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the fair value of shares held by the Plan at year end. Units of the Vanguard Retirement Savings Trust are valued at fair value at year end, which approximates contract value. Guaranteed investment contracts held by the Vanguard Retirement Savings Trust are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment. The Company Stock Funds are valued at year-end unit closing price (comprised of year-end market price for shares held by the fund plus the value of money market reserves). The loans to participants are valued at cost plus accrued interest which approximates fair value.

     Purchases and sales of fund investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     TRANSFERS FROM OTHER PLANS - Transfers from other plans represent rollovers recorded when new employees who elect enrollment in this Plan transfer account balances from other plans.

     PAYMENTS OF BENEFITS - Benefits are recorded when paid.

     EXPENSES OF THE PLAN - All administrative expenses of the Plan are paid by the Company.

     USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.


3. CHANGES TO PLAN FUNDS RESULTING FROM CHANGES IN THE PLAN SPONSOR'S CORPORATE STRUCTURE

     Prior to July 28, 1997, the Company was an indirect wholly-owned subsidiary of General Instrument Corporation ("GI"), a company with publicly traded common stock listed on the New York Stock Exchange. Through a series of transactions that was consummated on July 28, 1997 (the "Distribution Date"), GI distributed to stockholders of record all of the outstanding shares of common stock of its wholly-owned subsidiaries, CommScope and NextLevel Systems, Inc. ("NextLevel Systems"), in a transaction structured as a tax-free spin-off (the "Distribution"). GI retained no ownership interest in either CommScope or NextLevel Systems. Following the Distribution, GI was renamed General Semiconductor.

     Effective February 2, 1998, NextLevel Systems changed its name to General Instrument Corporation ("General Instrument"). Subsequent to the Distribution, each of the companies has publicly traded common stock listed on the New York Stock Exchange.

     As a result of the Distribution, all Plan investments in the GI Stock Fund at the Distribution Date were sold and reinvested in appropriate proportionate amounts of the CommScope Stock Fund, General Instrument Stock Fund and General Semiconductor Stock Fund. Subsequent to the Distribution Date, no employee or employer contributions may be directed to the General Instrument Stock Fund or the General Semiconductor Stock Fund under the Plan.


4.   TAX STATUS OF THE PLAN

     The Internal Revenue Service has determined and informed the Company by a letter dated August 9, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan's administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


6.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("Vanguard"). Vanguard is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transactions rules.


7.   INVESTMENTS

     Investments that represent 5 percent or more of the Plan's net assets are separately identified:

                                                                                 DECEMBER 31,
                                                                       ------------------------------
                                                                           1998            1997

      Investments at fair value as determined by quoted market price:
       Vanguard Wellington Fund                                         $24,074,050     $21,705,144
       Vanguard Index-500 Portfolio                                      24,776,522      18,314,955
       VMMR-Federal Portfolio                                            15,997,327      15,986,090
       Other mutual funds                                                10,097,380       6,962,968
       Company stock fund - CommScope Stock Fund                          8,999,902       3,308,477
       Company stock fund - General Instrument Stock Fund                 3,343,940       4,377,202
       Other company stock funds                                            226,512         642,289
       Loans to participants                                              6,214,530       5,200,234
                                                                        -----------     -----------
                                                                         93,730,163      76,497,359

      Investments at estimated fair value - Common Trust Fund -
       Vanguard Retirement Savings Trust                                  4,384,840       3,293,374
                                                                        -----------     -----------

      Total investments                                                 $98,115,003     $79,790,733
                                                                        ===========     ===========

     During 1998 and 1997, the Plan's investments, including investments bought and sold, as well as held during the year, appreciated in value by $10,291,667 and $7,450,479, respectively, as follows:

                                                                                 YEARS ENDED
                                                                                 DECEMBER 31,
                                                                       ------------------------------
                                                                           1998            1997

      Investments at fair value as determined by quoted market price:
       Vanguard Wellington Fund                                         $   (53,714)    $2,212,691
       VFIF-GNMA Portfolio                                                    4,624         63,993
       Vanguard Index-500 Portfolio                                       4,996,246      4,024,162
       Vanguard STAR Portfolio                                               11,425         39,310
       Vanguard US Growth Portfolio                                         836,947        276,072
       Vanguard International Growth Portfolio                               94,348        (19,234)
       CommScope Stock Fund                                               1,808,219           (749)
       General Instrument Stock Fund                                      2,753,188       (293,946)
       General Semiconductor Stock Fund                                    (159,616)      (220,083)
       GI Stock Fund                                                           -         1,368,263
                                                                        -----------     ----------

      Net change in fair value                                          $10,291,667     $7,450,479


8.   CHANGES IN INVESTMENTS

     Employer's and participants' contributions, withdrawals and investment income by fund are as follows for the years ended December 31, 1998 and 1997:

                                                       1998          1997
        Employer's contributions:
          Vanguard Wellington Fund                  $1,047,737    $1,557,970
          VMMR-Federal Portfolio                       696,584     1,238,791
          VFIF-GNMA Portfolio                          254,513       362,592
          Vanguard Index - 500 Portfolio             1,132,314     1,454,322
          Vanguard STAR Portfolio                       70,162        88,321
          Vanguard US Growth Portfolio                 301,057       270,972
          Vanguard International Growth Portfolio      101,740       125,086
          Vanguard Retirement Savings Trust            217,389       276,537
          CommScope Stock Fund                       1,611,823       931,090
          GI Stock Fund                                  -           702,220
                                                   ------------  ------------

                                                    $5,433,319    $7,007,901
                                                   ============  ============

        Participants' contributions:
          Vanguard Wellington Fund                  $1,149,004    $1,177,424
          VMMR-Federal Portfolio                       357,504       466,783
          VFIF-GNMA Portfolio                          231,705       245,387
          Vanguard Index-500 Portfolio               1,253,833     1,134,154
          Vanguard STAR Portfolio                       88,945        82,422
          Vanguard US Growth Portfolio                 354,136       286,474
          Vanguard International Growth Portfolio      131,364       131,393
          Vanguard Retirement Savings Trust            373,483       402,035
          CommScope Stock Fund                         281,013       133,088
          GI Stock Fund                                   -          101,355
                                                   ------------  ------------

                                                    $4,220,987    $4,160,515
                                                   ============  ============

                                                       1998          1997
        Investment income:
          Vanguard Wellington Fund                  $2,608,952    $4,050,143
          VMMR-Federal Portfolio                       611,705       575,827
          VFIF-GNMA Portfolio                          241,741       285,651
          Vanguard Index-500 Portfolio               5,371,544     4,402,381
          Vanguard STAR Portfolio                       78,410        99,590
          Vanguard US Growth Portfolio               1,121,244       364,182
          Vanguard International Growth Portfolio      110,809        10,829
          Vanguard Retirement Savings Trust            214,817       174,581
          Loans to participants                        511,085       407,314
          CommScope Stock Fund                       1,808,219          (749)
          General Instrument Stock Fund              2,753,188      (293,946)
          General Semiconductor Stock Fund            (159,616)     (220,084)
          GI Stock Fund                                   -        1,368,263
                                                   ------------  ------------

                                                   $15,272,098   $11,223,982
                                                   ============  ============

        Withdrawals:
          Vanguard Wellington Fund                  $1,331,169    $  939,341
          VMMR-Federal Portfolio                     1,436,274       372,169
          VFIF-GNMA Portfolio                          341,126       108,600
          Vanguard Index-500 Portfolio               1,514,873       738,751
          Vanguard STAR Portfolio                       74,557        27,424
          Vanguard US Growth Portfolio                 220,837        53,839
          Vanguard International Growth Portfolio       95,596        15,813
          Vanguard Retirement Savings Trust            444,463       122,434
          Loans to participants                        442,673       203,985
          CommScope Stock Fund                         464,799        44,062
          General Instrument Stock Fund                444,338       100,540
          General Semiconductor Stock Fund              43,572        20,557
          GI Stock Fund                                   -          194,548
                                                   ------------  -----------

                                                    $6,854,277    $2,942,063
                                                   ============  ============


                              * * * * * * * *

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES PROFIT SHARING AND SAVINGS PLAN


ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
------------------------------------------------------------------------------------------------------

                                                      Number of
                                                       Shares/
Description                                             Units              Cost           Fair Value

*    Vanguard  Wellington  Fund,  variable
     amounts  and  rates,   Employer
     Identification Number 51-0071687                    820,240        $20,447,638       $24,074,050

*    VMMR-Federal Portfolio, variable amounts
     and rates, Employer Identification Number
     2366007979                                       15,997,326         15,997,326        15,997,327

*    VFIF-GNMA Portfolio, variable amounts
     and rates, Employer Identification Number
     231899003                                           343,156          3,519,221         3,585,978

*    Vanguard Index-500 Portfolio, variable
     amounts and rates, Employer Identification
     Number 231999755                                    217,433         14,043,658        24,776,522

*    Vanguard STAR Portfolio, variable amounts
     and rates, Employer Identification Number
     232282995                                            46,469            785,071           834,581

*    Vanguard US Growth Portfolio, variable
     amounts and rates, Employer Identification
     Number 232120820                                    127,381          3,705,714         4,775,503

*    Vanguard International Growth Portfolio,
     variable amounts and rates, Employer
     Identification Number 232439141                      48,019            821,971           901,318
                                                                       --------------    --------------

          Total                                                          59,320,599        74,945,279

*    Vanguard Retirement Savings Trust                 4,384,840          4,384,840         4,384,840

*    Loans to participants, with interest rates
     ranging from 7% to 11%                                   --          6,214,530         6,214,530

*    CommScope Stock Fund                                535,310          7,349,052         8,999,902

*    Nonparticipant directed fund - General
     Instrument Stock Fund                                98,532          1,615,828         3,343,940

*    Nonparticipant directed fund - General
     Semiconductor Stock Fund                             27,666            353,616           226,512
                                                                       --------------    --------------

     TOTAL INVESTMENTS                                                  $79,238,465       $98,115,003
                                                                       ==============    ==============

*    Denotes party-in interest.

COMMSCOPE, INC. OF NORTH CAROLINA
EMPLOYEES PROFIT SHARING AND SAVINGS PLAN


ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS (5%)
YEAR ENDED DECEMBER 31, 1998
-------------------------------------------------------------------------------------------------------------------------
                                                                                                               CURRENT
                                                                                                              VALUE OF
                                                                                                              ASSET ON
                                                                     PURCHASE     SELLING      COST OF       TRANSACTION    NET
INDENTITY OF PARTY INVOLVED          DESCRIPTION OF ASSET             PRICE        PRICE        ASSET           DATE       GAIN

SERIES OF TRANSACTIONS:
  Vanguard Fiduciary Trust Company     GI Stock Fund
                                       193 Sales                     $    -      $3,784,967   $3,376,892     $3,784,967    1,408,075


  Vanguard Fiduciary Trust Company     CommScope Stock Fund
                                       152 Purchases                  6,161,639       -        6,161,639      6,161,639        -
                                       162 Sales                                  2,278,992    1,943,288      2,278,992      335,704

  Vanguard Fiduciary Trust Company     Vanguard Wellington Fund
                                       135 Purchases                  7,886,953       -        7,886,953      7,886,953        -
                                       175 Sales                          -       5,474,151    4,499,070      5,474,151      975,081


  Vanguard Fiduciary Trust Company     VMMR-Federal Portfolio
                                       178 Purchases                  4,449,672       -        4,449,672      4,449,672        -
                                       170 Sales                          -       3,136,173    3,136,173      3,136,173        -


  Vanguard Fiduciary Trust Company     Vanguard Index-500 Portfolio
                                       174 Purchases                  5,652,293       -        5,652,293      5,652,293        -
                                       170 Sales                          -       4,205,569    2,899,178          -        1,306,391

                                 SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          CommScope, Inc. of North Carolina Employees Profit Sharing and Savings Plan


June 28, 1999             /s/ Jearld L. Leonhardt
-------------             -----------------------
Date                      Jearld L. Leonhardt
                          Executive Vice President, Finance and Administration
                          Signing both in his capacity as Executive Vice
                          President on behalf of the Registrant and as Chief
                          Financial Officer of the Registrant and as a Member
                          of the CommScope, Inc. of North Carolina Employees
                          Profit Sharing and Savings Plan Investment Committee